VIA EDGAR AND FACSIMILE

June 15, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

Re:	Paxson Communications Corporation
Form 10-K/A for the fiscal year ended December 31, 2004
Filed on April 29, 2005

Form 10-Q for the fiscal quarter ended March 31, 2005
Filed on May 10, 2005

File No. 1-13452

Dear Mr. Spirgel:

          On behalf of Paxson Communications Corporation (the “Company”), I am writing in response to the comments set forth in your letter addressed to the Company dated June 2, 2005 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005 (the “Form 10-Q”). For the convenience of the Staff of the Division of Corporation Finance, the Staff’s comments are repeated below in italics, with the Company’s response to each comment set forth immediately following each comment.

     Form 10-K for the Fiscal Year Ended December 31, 2004

     Selected Financial Data, page 39

1.	Please revise to comply with Item 301(2) of Regulation S-K and briefly describe or cross-reference to a discussion thereof, factors that materially affect comparability of the information reflected in selected financial data.

The Company will revise future filings to include a description of factors that materially affect comparability of the information reflected in the selected financial data, similar to the information contained on page F-45 of Note 17 “Quarterly Results of Operations” (Unaudited).

     Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates,

2.	Tell us specifically what judgments and estimates you have made to conclude certain leases should be accounted for as operating leases instead of capital leases. Cite the appropriate accounting literature you have used as the basis for your conclusions in your response.

The Company has used its best judgment and estimates in determining the estimated useful life and fair market value used in determining whether certain leases, primarily for broadcast tower facilities, should be treated as an operating or capital lease arrangement. The Company has entered into various lease arrangements for broadcast tower facilities with terms that range from five years to 20 years. The Company believes that broadcast towers generally have useful lives that are equal to or greater than 30 years, and presently depreciates owned broadcast towers over a 30 year period. The Company has determined that, at the inception of each of these leases, the lease terms do not exceed 75% of the estimated economic life of the broadcast tower facilities. Additionally, the Company estimated the fair value of certain leased broadcast tower facilities and concluded that the lease payment stream does not exceed 90% of the fair value of the broadcast tower facility at the inception of the lease. The Company accounts for these lease arrangements using the guidance in Statement of Financial Accounting Standard (“SFAS”) No. 13 “Accounting for Leases” and related interpretations.

3.	Revise your disclosure to quantify the potential impact the industry migration from analog to digital broadcasting could have on your long-lived assets. Disclose the current timeline required by the Federal Communications Commission for broadcasters to transition from analog to digital broadcasting.

The Company will revise its disclosure in future filings to quantify the potential impact the industry migration from analog to digital broadcasting could have on the Company’s long-lived assets including the current timeline required by the Federal Communications Commission for broadcasters to transition from analog to digital broadcasting. As discussed in the Company’s Form 10-K, a federal statute requires that, after December 31, 2006, or the date on which 85% of television households in a television market are capable of receiving an over-the-air digital signal, whichever is last to occur, the Company must surrender each of its stations’ analog broadcast licenses and such stations must broadcast only on their allotted digital frequencies. Although the Company and broadcast industry experts do not believe that the condition to the analog to digital migration will be met in any of the Company’s station markets by December 31, 2006, the Company is not in a position to predict when this condition will be met. As of December 31, 2004, the aggregate book value of the Company’s assets which may have limited or no use as a result of the future migration from analog to digital amounted to approximately $19.4 million.

4.	Disclose what line item in your statement of operations is impacted by the liability you record for shortfalls in ratings guarantees. Also, quantify the impact these estimates can have on your financial results and tell us specifically what analysis is done in using your judgment and best estimates.

As discussed on page 44 of the Company’s Form 10-K, net revenues as presented on the Company’s Consolidated Statements of Operations on page F-8 reflect the impact of shortfalls in ratings guarantees. The Company will revise its disclosure in future filings to clarify this fact.

Based on ratings information, the Company determines the extent to which ratings guarantees have been achieved. For each individual advertising contract for which the Company has provided a ratings guarantee, the Company compares the ratings delivered to the ratings guaranteed in determining the liability for shortfalls. Since ratings guarantees are contractual and the advertising industry relies on the same third-party source to verify ratings, this process does not require a significant amount of judgment on the part of the Company. While disputes could arise as to whether a contract has been fulfilled, the Company’s past experience has shown very limited exposure relating to the estimated liability. Approximately 21% of the Company’s total revenues is subject to ratings guarantees. In future filings, the Company will disclose the impact to its results of operations of increases or decreases in the liability for ratings shortfalls for all periods presented.

5.	Disclose specifically what analysis is done in using your judgment and best estimates in determining your uncollectible accounts receivable, and quantify the impact a change in estimates could have on your financial results.

The analysis done in determining uncollectible accounts receivable includes an analysis of historical bad debt experience, review of aged accounts receivable and review of customer credit worthiness. The Company will revise its disclosure in future filings to include this information and will quantify the impact a change in estimate could have on the Company’s financial statements by providing a sensitivity range.

     Years ended December 31, 2004 and 2003, page 46

6.	Tell us why the $3.3 million in insurance proceeds was offset against expenses incurred in 2004 in connection with the litigation.

The Company’s antenna, transmitter and other broadcast equipment from its New York television station were destroyed upon the collapse of the World Trade Center on September 11, 2001. The Company had property and business interruption coverage to mitigate losses sustained and therefore submitted claims relating to lost revenues, additional operating expenses, loss of property, costs to litigate and other costs anticipated ultimately to be incurred to replace the signal the Company once enjoyed atop the World Trade Center. In 2004, the Company received $3.3 million from the insurer in connection with the Company’s claims. The Company had incurred legal and other direct expenses that were included as part of selling, general and administrative expenses and exceeded the proceeds received from the insurer for the year ended December 31, 2004.

According to Emerging Issues Task Force (“EITF”) No. 01-10 “Accounting for the Impact of the Terrorist Attacks of September 11, 2001” paragraph 16 “...any insurance recoveries of losses and costs incurred as a result of the September 11 events should be classified in a manner consistent with the related losses.” Additionally, EITF 01-13 “Income Statement Display of Business Interruption Insurance Proceeds” paragraph 3, refers to Statement of Position (“SOP”) 96-1 “Environmental Remediation Liabilities” in providing guidance on income statement presentation. Paragraph 3 specifically refers to the guidance in SOP 96-1, which states that “credits arising from recoveries of environmental losses from other parties should be reflected in the same income statement line item”.

Accordingly, the Company recorded these proceeds in the same line item in which the expense was recorded. The Company believes that this treatment is consistent with the guidance discussed above and is more appropriate than including amounts received in net revenues. The Company also notes that this treatment was discussed in its Form 10-K at page 46. In the second quarter of 2005, the Company reached a settlement with the insurer in which the Company received an additional $16.8 million. Similar to its presentation in 2002, the Company intends to reflect these amounts received as a separate line item (insurance recoveries) as part of operating expenses. The Company believes this treatment is more appropriate than including the proceeds in net revenues as the Company’s claim to the insurer was comprised of various items as discussed above.

7.	Tell us why the $2.2 million settlement was offset against your selling, general and administrative expenses and if this treatment was consistent with the accounting for the original losses.

From time to time, the Company incurs expenses, included in selling, general and administrative expense, associated with protecting or defending its FCC licenses from signal interference. The Company’s policy generally has been to record all legal settlements as part of income from operations within selling, general and administrative expenses and then properly disclose any such material items therein. In 2003, the Company realized a benefit from a legal settlement when it agreed to allow a third party to interfere with the digital signal of one of the Company’s television stations. Consistent with its historical accounting practice for losses from legal settlements, the Company recorded the benefit as a reduction of selling, general and administrative expenses.

     Contractual Obligations and Commitments, page 54

8.	Please disclose your future commitments for interest payments on your debt as a footnote to your commitment table or discuss elsewhere within the liquidity section for the same periods presented in the table.

The Company will augment in future filings the disclosure in its liquidity section to include current and future cash interest requirements.

     Consolidated Statements of Operations, page F-8

9.	Revise to comply with SAB 11:B.

The Company will revise its future filings to clearly indicate on its Consolidated Statements of Operations on page F-8 that programming and broadcast operations expense and selling, general and administrative expense are exclusive of depreciation and amortization of property and equipment.

     Consolidated Statements of Cash Flows, page F-10

10.	Tell us why your deposits for programming letters of credit are included in cash flows from investing activities.

Deposits for programming letters of credit represent amounts held by a financial institution in the Company’s name in an interest bearing account with an original settlement date in excess of 90 days (i.e. not a cash equivalent but similar to a short-term investment). SFAS No. 95 “Statement of Cash Flows” paragraph 17 indicates that cash outflows for investing activities includes “...payments to acquire debt instruments of other entities (other than cash equivalents)”. Based on this guidance, the Company reflects “deposits for programming letters of credit” in cash flows from investing activities. In the first quarter of 2005, the Company settled all its obligations to pay for programming subject to letters of credit and, subsequent to settling those liabilities, was refunded its “deposits for programming letters of credit”. The payment of obligations for program rights is reflected in “cash flows from operating activities” on the statements of cash flows.

     Note 1. Nature of the Business and Summary of Significant Accounting Policies-Intangible Assets, page F-12

11.	Tell us the impact of the adoption of EITF D-108 in your financial statements.

The Company, on an annual basis, obtains an appraisal of the value of its television station licenses and related property and equipment. The appraisal report estimates the fair value of the television stations in asset sales as “start-up entities” (also referred to in the industry as “stick values”). Under the direct method, it is assumed that rather than acquiring a television station as a going concern business, the buyer hypothetically obtains an FCC license and builds a new station or operation with similar attributes from scratch. Thus, the buyer incurs start-up costs during the build-up phase which are normally associated with going concern value. Initial capital costs are deducted from the stick value which results in a value that is directly attributable to the FCC license. The aggregate appraised fair market values of the FCC licenses significantly exceed the aggregate carrying value of each station and, as a result, the adoption of EITF D-108 did not have any impact on the Company’s financial statements.

12.	Tell us in more detail how you over-amortized $6.9 million in intangible assets and how you determined the remaining useful life of the assets.

In 1998, the Company began entering into cable and satellite distribution agreements for periods generally up to ten years. In exchange for distribution pursuant to these agreements, the Company paid a fee to the distributors based on the number of subscribers reached (“Carriage Fee”). In consideration of the Carriage Fee, the Company obtained both distribution and some level of promotional advertising. The promotional advertising consisted of spots to be aired at the discretion of the distributor to promote the launch of the PAX TV network and was substantially consumed during the first few years of the agreements. In amortizing its rights under these agreements, the Company used a shorter life of seven years instead of the contractual life of ten years. Upon review, considering the two components included as part of the Carriage Fee, the Company concluded that it had over-amortized certain of these assets and recorded a $6.9 million reduction of its amortization expense. The remaining unamortized costs are being amortized over the remaining contractual life of the agreements.

     New Accounting Pronouncements, page F-17

13.	Disclose the impact of the adoption of SFAS 143 in your financial statements. Specifically, we note that in connection with the termination of the joint sales agreements (JSA) you will have to either relocate up to 22 of your station master controls located in JSA partner’s facility or lease space from its JSA partner in order to keep the station master control located in the JSA partner’s facility. In this regard, tell us if you evaluated the guidance in paragraph 17 of SFAS 143 in determining whether you have a legal retirement obligation with regard to obligations at the end of the lease term to restore facilities to ‘original’ condition and/or removal of equipment. Revise or advise.

The adoption of SFAS No. 143 “Accounting for Asset Retirement Obligations” did not have any impact on the Company’s financial statements when adopted in fiscal year 2003. The Company evaluated paragraph 17 of SFAS 143 in determining if it had a legal retirement obligation with regards to the 22 station master controls located in a joint sales agreement (“JSA”) partner’s facility. Only one of the agreements with the JSA partner in whose facilities the Company has located its station master control requires the Company to restore the JSA partner’s facility to its “original” condition and/or requires the Company to remove any equipment. The Company made insignificant improvements in this facility (approximately $9,500) and therefore, does not believe that if the JSA partner were to require the Company to restore the facility to its “original” condition (i.e. the JSA partner may decide to keep the improvements) that the amount would be material to the Company’s financial position or results of operations. For the remaining 21 station master controls located in a JSA partner’s facility, a legal obligation does not exist and costs to relocate equipment will be recognized as incurred as required by SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”.

The Company notes, however, that six JSA agreements in locations in which the Company does not have a station master control do contain provisions which may, at the option of the landlord, require the Company to pay for any costs to restore the facilities to their “original” condition. The Company also notes that it made insignificant improvements in these facilities (approximately $475,000), primarily for office improvements, and that the JSA partner may or may not want the Company to restore the facilities to their “original” condition (i.e. the JSA partner may decide to keep the improvements). As the Company expects that any amount that may be required will be minimal or zero, the Company has not recognized an asset retirement obligation.

14.	Tell us how you considered your time brokerage agreements (TBA) in your conclusion that the adoption of FIN 46 did not have any impact in your financial statements.

The Company evaluated whether the television stations operating under time brokerage arrangements are variable interest entities of which the Company is the primary beneficiary and for which consolidation is required. The Company currently operates three television stations under TBAs and, to the best of the Company’s knowledge and belief and based on information it was able to obtain, the entity that owns each of these television stations constitutes a business as defined in Appendix C of FIN 46 “Consolidation of Variable Interest Entities”. The Company notes that none of the conditions that would lead to an exception to the business exemption exist (refer to paragraph 8 of FIN 46).

     Note 4. Certain Transactions With Related and Other Parties-Network Operations Center, page F-22

15.	Tell us how you accounted for the lease expense incurred for the network operations center and if you included the no cost services you provided as part of your lease expense.

The Company accounted for the lease expense incurred for its network operations center ratably over the term of the agreement. Management has estimated the value of the satellite and uplink assembly services provided to CNI to be less than $0.5 million on an annual basis which would not be material. Therefore, rather than separately recording the estimated revenue for the no-cost services and the related incremental lease expense, the Company believes it is more appropriate to net any such revenue against the incremental lease expense.

     Note 9 — Senior secured and senior subordinated notes, page F-27

16.	Disclose whether the Company was in compliance with all covenants with respect to the debt disclosed in this note and under the preferred stock terms as disclosed in note 12.

As of December 31, 2004, the Company was in compliance with all covenants with respect to the debt disclosed in Note 9 and the preferred stock issues disclosed in Note 12. The Company will include in its future filings disclosure as to whether the Company was in compliance with all covenants with respect to its debt and preferred stock terms.

     Note 11. Stock Incentive Plans, page F-32

17.	Tell us why there was no stock-based compensation expense related to the October 2004 exchange. Citing the relevant accounting literature tell us why this exchange did not result in a new measurement date considering that you are exchanging different equity instruments. Also, update your footnote disclosure for the October 2003 grants to reflect the disclosure on page 47.

Financial Interpretation Number 44 “Accounting for Certain Transactions involving Stock Compensation” provides that a modification to a stock option or award that does not affect the life of the award, the exercise price, or the number of shares to be issued has no accounting consequence. In October 2004, the Company completed an exchange offer pursuant to which restricted shares of Class A common stock were exchanged for options to purchase an equivalent number of shares of Class A common stock with identical vesting provisions as the original awards. As the aforementioned exchange did not affect the life of the award, the exercise price or the number of shares to be issued, the Company has concluded that the exchange did not result in a new measurement date. The Company notes that the purpose of the exchange was to facilitate tax withholding for the employee and that the employee is in substantially the same economic position as he/she was prior to the exchange.

The Company will conform in future filings the footnote disclosure on page F-32 to the disclosure on page 47.

     Note 15. Commitments and Contingencies, page F-41

18.	Revise your disclosure to include your CNI Tax Indemnification Agreement as discussed on page F-22 and your litigation with the IRS as discussed on page F-31.

The Company will include in its future filings a disclosure of the CNI Tax Indemnification Agreement discussed on page F-22 of the Company’s consolidated financial statements and the IRS litigation discussed on page F-31 in the “commitments and contingencies” footnote on page F-41.

     Form 10-Q for the period ended March 31,2005

     Note 2. Restructuring, page 7

19.	Provide a reconciliation of your restructuring activity as required by SFAS No. 146, paragraph 20(b)(2).

The Company will include in future filings a reconciliation of its restructuring activity as required by SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” similar to the presentation on page F-21 in Form 10-K.

     General

20.	Please comply with all of the comments above as applicable to your Form 10-K for the fiscal year ended December 31, 2004 and Forms 10-Q for the quarters ended March 31, 2005.

As indicated above, the Company will revise future filings to reflect the Staff’s comments and the responses set forth in this letter.

           The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

           The Company believes that the foregoing responds fully to the Staff’s comments in the Comment Letter. I would appreciate it if you would let me know at your earliest convenience if you have questions about the Company’s response.

Respectfully submitted,

/s/ Richard Garcia

Richard Garcia
Senior Vice President and Chief Financial Officer

cc:	Bob Carroll, Staff Accountant
Steve Belous, Ernst &Young, LLP
David L. Perry, Jr., Holland & Knight LLP
Adam K. Weinstein, Senior Vice President, Secretary and Chief Legal Officer